UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

No. 801, Building 1, 1136 Xinzha Road

JingAn District, Shanghai, 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

XChange TEC.INC (the “Company”) is filing this report on Form 6-K to provide an updated Report of Independent Registered Public Accounting Firm (the “Updated Report”), which was issued by OneStop Assurance PAC on February 9, 2024 and included in the Company’s annual report on Form 20-F filed with the SEC on February 9, 2024, for the year ended September 30, 2023 (the “2023 20-F”). The Updated Report furnished as Exhibit 99.1 to this report supersedes the report on page F-2 of the 2023 20-F (the “Original Report”) in its entirety, with the purpose to supplement contents that were inadvertently missed in the Original Report.

Except as described above, this report, nor its exhibit, does not amend, update or change any other information set forth in the 2023 20-F and does not reflect or purport to reflect any information or events occurring after the original filing date or modify or update those disclosures affected by subsequent events. Accordingly, this report and its exhibit should be read in conjunction with the 2023 20-F and the Company’s other filings with the SEC.

EXHIBIT INDEX

Number	Description of Document
99.1	Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Zhichen Sun
Name:	Zhichen Sun
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: January 22, 2025

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